

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. Mitchell Krebs
Chief Financial Officer
Coeur d' Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d' Alene, ID 83816

> **Re: Coeur d' Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 1, 2008**
> **File No. 1-08641**

Dear Mr. Krebs:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please expand your discussion under this heading to include a meaningful introduction or overview. In this regard, we refer you to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960). As examples only, if material, discuss the impact on future results of the possible sale of the Rochester mine, the delay in obtaining a permit for the tailings disposal facility for the Kensington mine, the increased costs and decreased production at Cerro Bayo, and the capital expenditures necessary to bring the Palmarejo project into production and the resulting impact on liquidity.

Financial Statements

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.   Please expand your disclosure to clarify whether or not you are presenting revenues and costs associated with silver sales transactions from the Endeavor and Broken Hill mines gross or net. If you are reporting these transactions on a gross basis, please provide us with a detailed analysis which explains why these transactions require gross reporting. Please include in your analysis, without limitation, the specific terms of each agreement, an explanation of why you believe you are the primary obligor, and why you believe you take possession of the metals produced from these mines at any point in the earnings cycle. Please refer to and address EITF 99-19 in your response.

3.   Please expand your disclosure to indicate whether or not the silver purchased under these contracts is reported as inventory on your balance sheet.

Operational Mining Properties, page F-12

4.   We note your policy disclosure that indicates you capitalize costs to further delineate an ore body at your surface mines. Please tell us and disclose your accounting policy for drilling and related costs incurred to upgrade mineral resources to proven and probable reserves at your development or production stage properties.

5.   Please also clarify your accounting for drilling and related costs incurred to identify additional resources at your development or production stage properties.

6.   Please expand your accounting policy relative to your surface mines to include a discussion of how you account for pre-production stripping costs. Also clarify if appropriate, how you account for pre-production stripping costs incurred at properties that have multiple pits that share a common ore body and other mine infrastructure.

Note E – Investments and Other Marketable Securities, page F-19

7.   Please clarify if your investment in asset-backed commercial paper is presented as a current or long-term asset on your balance sheet. If you have classified them as a current asset, please explain. Please address in your analysis, without limitation, the terms of the asset-backed commercial paper, the market where it is traded, the frequency in which it is traded, and how you assessed its liquidity.

Note H – Mining Properties

Mineral Interests, page F-22

8.   Please add accounting policy disclosure to describe the methods used to amortize the costs of the upfront payments made for the economic interests in the Endeavor and Broken Hill mines (e.g. units of sale). In addition, in conjunction with our comment above regarding revenue presentation, tell us where you classify the related amortization in your income statement. Please also explain in detail, why you believe this income statement classification is appropriate.

Non-Producing and Development Properties, page F-23

9.   Please clarify whether you capitalize or expense the political risk insurance premiums which you refer to in your note disclosure. Please explain in detail the criteria you use to determine whether to capitalize or expense these costs.

Note P – Commitments and Contingencies

Termination benefits, page F-40

10.   Please clarify if your operations in Mexico and Argentina are subject to statutory termination benefits. If so, please tell us and disclose the nature and terms of and your accounting policy for such obligations. Refer to SFAS 112 if appropriate.

Engineering Comments

General

11.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Chile – Cerro Bayo Mine, page 25

12.   We observe that footnote number eight indicates your mineralized material includes additional inferred mineral resources. Mineralized material is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage with an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Generally mineralized material does not include material reported as reserves, or volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. It appears that you may need to modify your disclosure and remove your estimates based on geologic inference from your estimates of mineralized material.

13.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please modify your reserve tables to segregate your proven reserves from your probable reserves.

14.   Please include the cutoff grade used to estimate your proven and probable reserves and mineralized material. This cutoff grade may be included in the heading for your proven and probable reserve tables or as footnotes immediately below.

Australia – Endeavor Mine, page 27

15.   We note you purchased the future silver production of the Endeavor Mine, totaling17.7 million ounces of silver, for a total of $43.8 million. Your company has paid $15.4 million at closing and will pay an additional $26.3 million once a reserve report is complete. You then refer to an operating cost contribution of $2.1 million made in 2007, but account for this as a capital cost in your financial statements, page F-20. Please expand your disclosure to clarify the status of this payment as a portion of the purchase price or as an operating cost adjustment or contribution per your purchase agreement.

Proven and Probable Sensitivity to Prices, page 59

16.   It appears that you may need to modify your sensitivity table to address your disclosure of the second instance of $600 per ounce, for the Cerro Bayo Gold Price to reflect $700 per ounce. Please explain if you do not believe such changes need to be made.

Proxy Statement on Schedule 14A Filed April 1, 2008

17.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis

Compensation Components

Base Salary, page 9

18.   Please expand the first paragraph to state whether the targeted range of between
        the 50th and 75th percentile levels of the competitive market, along with the other
        factors you discuss, were used to establish the salaries set forth in the employment
        agreements discussed on page 15.

19.   You state that in addition to the general salary increase of 3.5% budgeted and
        approved for 2007, an additional 2% was budgeted and approved for strategic
        adjustments in individual compensation based upon market competitiveness,
        individual merit, job performance and other factors. Please expand your
        disclosure to say whether an additional 2% increase was granted to each NEO and
        if so, specify for each NEO the reason for such increase. Specify for Messrs.
        Wilder and Birak to what degree their base salaries were found to be lower than
        was targeted.

20.   Explain the reasons for the disparity between Mr. Wheeler's base salary and the
        base salaries of the other NEOs.

Annual Incentive Plan, page 9

21.   Specify for each NEO the individual objectives established under the AIP, and
        whether the NEO achieved each objective. For the objectives that were
        subjective in nature, explain why the committee awarded the amounts it did.

22.   We note your statement that with regard to individual objectives, "to the extent
        possible, objective and quantifiable targets are set in order to improve
        accountability for results." State whether you set any quantifiable targets with
        regard to Mr. Wheeler's individual performance, and if so, disclose the targets.
        We note, as an example, your statement that you completed the year with
        "exceptional" safety and health results. Discuss how you determined that the
        results were "exceptional."

Annual Incentive Plan, page 9

23.   You state that the Committee may award cash or equity bonuses when company
        performance targets are not met under the AIP formula, and may also limit or
        increase awards when performance criteria are satisfied. State whether you have
        ever limited the awards. State whether, other than for 2007, you have ever
        increased the awards.

Special Achievement Bonus, page 12

24.   Expand your discussion to explain in more detail the reasons for your award of this special bonus to Mr. Wheeler.

Long-term Incentive Plan

Performance Shares, page 14

25.   Specify the performance objective for the 2005-2007 performance period and the threshold, target and maximum award levels. Specify the actual award made to each NEO for that period.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director